

December 14, 2010

Barrett Carrere, Chief Financial Officer
First Blush Brands, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA 90212

Re: **First Blush Brands, Inc.**
        Amendment No. 3 on Form 8-K
        Filed on November 15, 2010
        File: 000-52685
        Form 10-Q for the Fiscal Quarter Ended September 30, 2010
        Filed on November 22, 2010
        File: 000-52685

Dear Mr. Carrere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Amendment No. 3 filed November 15, 2010

Business, page 5

1.   Please incorporate your response to comment three of our letter dated October 1, 2010 in the disclosure on page 33.

2.   We note your response to comment five of our letter dated October 1, 2010, and we reissue it in part. Please revise to disclosure your commission percentage to Acosta Sales and Marketing.

3.   We note your response to comment seven of our letter dated October 1, 2010, and we reissue the comment in part. Please revise to clarify whether you did not have any bottlers as of May 2010, or whether you currently do not have a bottler.

Involvement in Certain Legal Proceedings, page 33

4.   We note your response to comment 19 of our letter dated October 1, 2010, and we reissue it in part. To the extent public, please disclose the settlement terms of the FanRule bankruptcy trustee's action against Ms. Missakian.

Certain Relationships and Related Transactions, page 36

5.   We note your response to comment 26 of our letter dated October 1, 2010, and we reissue it. Since your are a smaller reporting company, you are required to disclose related party transactions pursuant to Item 404(d)(1) of Regulation S-K, which provides disclosure of any amount involved that exceeds the **lesser** of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.

Unregistered Sales of Equity Securities, page 38

6.   We note your response to comment 29 of our letter dated October 1, 2010, and we reissue it in part. Please revise to identify the specific rule and facts relied upon under Regulation D to exempt your unregistered sales or exchange of securities. For example, if Rule 506 of Regulation D was relied upon, please revise to clarify whether your sales or exchange of unregistered securities involved accredited or sophisticated investors and did not involve a general solicitation.

7.   We note your disclosure on page 38 of a Make Good agreement between Rose Hill Gardens LLC and certain pre-Exchange shareholders of First Blush, Inc. Please revise to identify these pre-Exchange shareholders. Also, please file the Make Good agreement as an exhibit, or advise us why it is not material.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010 Filed on November 22, 2010

Management's Discussion and Analysis and Plan of Operation, page 17

Liquidity and Capital Resources, page 22

8.   Please revise to expand your discussion of your liquidity and your ability to remain solvent if you are unable to raise additional funds. We note your nominal cash balance and it appears that you entered into a $10,000 per month settlement with a supplier after defaulting on your obligation.

You may contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Pamela E. Flaherty, Esq.
       Fax: (917) 332-3733